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                          China Pharma Holdings, Inc.
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August 7, 2008

Mr. John L. Krug
Securities and Exchange Commission
Washington, D.C. 20549


       Re: China Pharma Holdings, Inc.
           Registration Statement on Form S-1
           File No.: 333-152272

Dear Mr. Krug,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, China Pharma Holdings, Inc., a Delaware corporation (the "Company"), hereby requests acceleration of the effective date of its Form S-1/A filed on July 29, 2008, and hereby requests that the effectiveness of the above-referenced registration statement be accelerated to 12:00 noon, EDST, on Monday, August 11, 2008, or as soon as practicable thereafter. We acknowledge the following:

o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Yours faithfully,


/s/ Zhilin Li
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Zhilin Li
President and Chief Executive Officer









No.17 Jinpan Rd, Haikou, Hainan, China 570216              Fax:  86-898 66819024
Phone:  86-898 66811911                              www.chinapharmaholdings.com